Southwestern Energy Company
P.O. Box 13408
Fayetteville, AR 72702-1408

February 28, 2007

Securities and Exchange Commission
ATTN: Filing Desk, Stop 1-4
450 Fifth Street, N. W.
Washington, DC 20549-1004

Gentlemen:

Pursuant to regulations of the Securities and Exchange Commission, submitted herewith for filing on behalf of Southwestern Energy Company is an Annual Report on Form 10-K for the year ended December 31, 2006.

This filing is being effected by direct transmission to the Commission's EDGAR System.

Very truly yours,

Stanley T. Wilson
Controller